As filed with the Securities and Exchange Commission

on June 6, 2025

Registration No. 333-284757

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.  ______

[X] Post-Effective Amendment No.  _2 _

Fidelity Financial Trust

 (Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number: 617-563-7000

245 Summer Street, Boston, Massachusetts 02210

(Address of Principal Executive Offices)

Nicole Macarchuk, Secretary and Chief Legal Officer

245 Summer Street

Boston, Massachusetts 02210

(Name and Address of Agent for Service)

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 24, 2025 (SEC accession number 0001133228-25-003008). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 24, 2025 (SEC accession number 0001133228-25-003008).

PART C. OTHER INFORMATION

Item 15.	Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company LLC (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1)       any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2)       any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

(1)	(1)	Amended and Restated Declaration of Trust, dated September 18, 2002, is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 38.

(2)	Amendment to the Declaration of Trust, dated March 16, 2005, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 44.

(3)	Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 51.

(2)	Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(3)	Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Advisor Series I: Fidelity Advisor Equity Income Fund and Fidelity Financial Trust: Fidelity Equity Dividend Income Fund is incorporated herein by reference to Exhibit 1 to the Information Statement and Prospectus filed in Post-Effective Amendment No. 1.

(5)

Articles III, VIII, X and X1 of the Amended and Restated Declaration of Trust, dated September 18, 2002, are incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 38; and Article VIII of the Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 51

(6)	(1)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., on behalf of Fidelity Convertible Securities Fund is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 83.

(2)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., on behalf of Fidelity Equity Dividend Income Fund is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 86.

(3)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(25) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 221.

(4)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 86.

(5)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(31) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 221.

(6)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 86.

(7)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(37) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 221.

(8)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of the Registrant is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 86.

(7)	(1)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Financial Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Convertible Securities Fund, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 77.

(2)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Financial Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Equity Dividend Income Fund, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment No. 77.

(3)

Form of Selling Dealer Agreement (most recently revised March 2024), is incorporated herein by reference to Exhibit (e)(27) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 171.

(4)

Form of Bank Agency Agreement (most recently revised March 2024), is incorporated herein by reference to Exhibit (e)(28) of Fidelity Concord Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 171.

(8)

Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Equity and High Income Funds effective as of September 15, 1995, as amended and restated as of March 1, 2018, is incorporated herein by reference to Exhibit (f) of Fidelity Commonwealth Trust’s (File No. 002-52322) Post-Effective Amendment No. 150.

(9)	(1)

Custodian Agreement, dated January 1, 2007, between The Northern Trust Company and Fidelity Equity Dividend Income Fund is incorporated herein by reference to Exhibit (g)(9) of Fidelity Financial Trust’s (File No. 002-79910) Post-Effective Amendment No. 45.

(2)

Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Convertible Securities Fund is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(10)	(1)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Retail Class, is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 77.

(2)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Fidelity Advisor Convertible Securities Fund Class A, is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment No. 77.

(3)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Fidelity Advisor Convertible Securities Fund Class C, is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 77.

(4)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Fidelity Advisor Convertible Securities Fund Class I, is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 77.

(5)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Fidelity Advisor Convertible Securities Fund Class M, is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 77.

(6)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Convertible Securities Fund: Fidelity Advisor Convertible Securities Fund Class Z, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 77.

(7)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Retail Class, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 77.

(8)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Class K, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 77.

(9)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Fidelity Advisor Equity Dividend Income Fund: Class A, is incorporated herein by reference to Exhibit (m)(9) of Post-Effective Amendment No. 86.

(10)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Fidelity Advisor Equity Dividend Income Fund: Class M, is incorporated herein by reference to Exhibit (m)(10) of Post-Effective Amendment No. 86.

(11)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Fidelity Advisor Equity Dividend Income Fund: Class C, is incorporated herein by reference to Exhibit (m)(11) of Post-Effective Amendment No. 86.

(12)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Fidelity Advisor Equity Dividend Income Fund: Class I, is incorporated herein by reference to Exhibit (m)(12) of Post-Effective Amendment No. 86.

(13)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Equity Dividend Income Fund: Fidelity Advisor Equity Dividend Income Fund: Class Z, is incorporated herein by reference to Exhibit (m)(13) of Post-Effective Amendment No. 86.

(14)

Amended and Restated Multiple Class of Shares Plan (Equity) pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 1, 2024, on behalf of the Registrant is incorporated herein by reference to Exhibit (n)(1) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 221.

(15)

Schedule I (Equity), dated January 1, 2025, to the Amended and Restated Multiple Class of Shares Plan pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 1, 2024, on behalf of the Registrant is incorporated herein by reference to Exhibit (n)(2) of Post-Effective Amendment No. 86.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Financial Trust’s N-14.

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters – is filed herein as Exhibit 12.

(13)	Not applicable.

(14)	(1) Consent of PricewaterhouseCoopers LLP, dated March 20, 2025, is incorporated herein by reference to Exhibit 14(1) of Post-Effective Amendment No.1.

(2) Consent of Deloitte & Touche LLP, dated March 20, 2025, is incorporated herein by reference to Exhibit 14(2) of Post-Effective Amendment No.1.

(15)	Not applicable.

(16)	Power of Attorney, dated December 1, 2024, is filed herein as Exhibit 16.

(17)	Not applicable.

Item 17. Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)

The undersigned Registrant undertakes to file a post-effective amendment to this registration statement prior to the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 6th day of June 2025.

Fidelity Financial Trust
	By	/s/Stacie M. Smith
||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||		Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/Stacie M. Smith		President and Treasurer	June 6, 2025
Stacie M. Smith		(Principal Executive Officer)

/s/Stephanie Caron		Chief Financial Officer	June 6, 2025
Stephanie Caron		(Principal Financial Officer)

/s/Vijay C. Advani	*	Trustee	June 6, 2025
Vijay C. Advani

/s/Thomas P. Bostick	*	Trustee	June 6, 2025
Thomas P. Bostick

/s/Donald F. Donahue	*	Trustee	June 6, 2025
Donald F. Donahue

/s/Bettina Doulton	*	Trustee	June 6, 2025
Bettina Doulton

/s/Vicki L. Fuller	*	Trustee	June 6, 2025
Vicki L. Fuller

/s/Patricia L. Kampling	*	Trustee	June 6, 2025
Patricia L. Kampling

/s/Thomas Kennedy	*	Trustee	June 6, 2025
Thomas Kennedy

/s/Robert A. Lawrence	*	Trustee	June 6, 2025
Robert A. Lawrence

/s/Oscar Munoz	*	Trustee	June 6, 2025
Oscar Munoz

/s/Karen B. Peetz	*	Trustee	June 6, 2025
Karen B. Peetz

/s/David M. Thomas	*	Trustee	June 6, 2025
David M. Thomas

/s/Susan Tomasky	*	Trustee	June 6, 2025
Susan Tomasky

/s/Michael E. Wiley	*	Trustee	June 6, 2025
Michael E. Wiley

*	By:	/s/Megan C. Johnson
Megan C. Johnson, pursuant to a power of attorney dated December 1, 2024, and filed herewith.